SupportSave Solutions, Inc.
1451 Danville Boulevard Suite 201
Alamo, CA 94501

May 12, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3720
Washington D.C., 20549-7010

Attention:  Gopal R. Dharia

Re:          SupportSave Solutions, Inc.
Item 4.02 of the Form 8-K
Filed April 26, 2010
File No. 333-143901

Dear Mr. Dharia:

I write on behalf of SupportSave Solutions, Inc., (the “Company”) in response to Staff’s letter of May 10, 2010, by Lany Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Current Report on Form 8-K, filed April 26, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

you indicate under item 4.02 of the form 8-k that the errors in the previously issued financial statements relate to a reconciliation during the fiscal second quarter, accounts receivable and revenues were overstated by $106,410, due to an error in the recording of certain sales transactions.  in order for us to better understand the nature of the errors; please provide us with more details of the nature of the restatement and an explanation why it only impacted one period of financials.

In response to this comment, the company confirms that during the second quarter, the payment terms for one of our large contracts were negotiated from Prepay to Net 30 days.  This caused the company to initiate the tracking of Accounts Receivables for the first time.  At the end of the initial second quarter Account Receivables reconciliation was performed to calculate the total revenue for the quarter, including revenue associated with the new payment terms.  The reconciliation used a figure for Accounts Receivable that was incorrect because the figure included some revenue that should have been associated with the third quarter.    This caused the second quarter overstatement of Revenue.

To address the problem, the company has developed a new Receivables Aging Report that will track and isolate the receivables for each quarter.   The company has approved adding a Manager to our Accounting staff to keep the Receivables Aging Report current and provide regular updates to Sr. Management on the company’s financials.   These regular updates will give Sr. Management more visibility to the current financial condition of the company.

The error did not affect other quarters because there were no Receivables in the first quarter and the third quarter reconciliation was performed using only revenue associated with the third quarter.

The Company acknowledges the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph Duryea
Joseph Duryea